# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yubo International Biotech Ltd, CIK 0000895464
CUSIP: 988366100
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1102, 11th Floor, Building 2, No.10, Chaoyang Park S. Rd., Chaoyang District, Beijing, China (F4), 00000
Date of event which requires filing of this statement: 07/15/2024
Amends the filing with accession number 0001640334-21-000193
Filed by CIK 0001841947
Persons authorized to receive notices and communications: Chinaone Technology Limited, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, Virgin Islands British (D8), 00000, (86) 136-0129-6655

## Reporting persons
- Chinaone Technology Ltd (CIK 0001841947): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 17,211,400; sole dispositive power 0; shared dispositive power 17,211,400; aggregate amount beneficially owned 17,211,400 (14.4% of the class)
  Comment: Comment for Percent of class represented by amount in Row (11):
  This percentage is based on 119,816,343 shares of Class A Common Stock outstanding as of March 31, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2025.
- Yang Wang (CIK 0001830179): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 17,211,400; shared voting power 0; sole dispositive power 17,211,400; shared dispositive power 0; aggregate amount beneficially owned 17,211,400 (14.4% of the class)
  Comment: Comments for "Aggregate amount beneficially owned by each reporting person": Represents 17,211,400 shares of Class A Common Stock of the Issuer directly held by Chinaone Technology Limited, an entity 100% owned and controlled by Yang Wang.
  
  Comment for "Percent of class represented by amount in Row (11)": This percentage is based on 119,816,343 shares of Class A Common Stock outstanding as of March 31, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Yubo International Biotech Ltd
Address of issuer's principal executive offices: 1102, 11th Floor, Building 2, No.10, Chaoyang Park S. Rd., Chaoyang District, Beijing, China (F4), 00000
Comment: This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D amends Items 4 and 5 in the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on January 14, 2021 (the "Original Schedule 13D"), by (i) Chinaone Technology Limited, a company organized under the laws of British Virgin Islands ("Chinaone"), and (ii) Mr. Yang Wang, an individual (together with Chinaone, the "Reporting Persons"), as specifically set forth herein. This Amendment No. 1 is being filed to report a reduction in the aggregate number, and a greater than 1% decrease in the percentage, of shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons. Except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented by the addition of the following information:

On July 15, 2024, the Reporting Persons sold 2,000,000 shares of Class A Common Stock at the price of $0.12 per share (the "Transaction"). The Transaction was effectuated in the open market through a broker. The Transaction resulted in a decrease of over 1% in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions during the past sixty (60) days in any shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Chinaone Technology Ltd: /s/ Yang Wang, Sole Director (04/25/2025)
- Yang Wang: /s/ Yang Wang, Yang Wang (04/25/2025)